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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
 SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-33821
VisionChina Media Inc	NASDAQ Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

C/O BORRELLI WALSH (CAYMAN) LIMITED, G/F, HARBOUR PLACE, 103 SOUTH CHURCH STREET, GEORGE TOWN, GRAND CAYMAN, TEL:+1 345 743 8800

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing 20 common shares

(Description of class of securities)

Place an X in the box to designate the rule provision relied upon to strike the close of securities from listing and registration:
☐	17CFR 240.12d2-2(a)(1)
☐	17CFR 240.12d2-2(a)(2)
☐	17CFR 240.12d2-2(a)(3)
☑	17CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☐
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, VisionChina Media Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

20 April 2017	By:	Margot MacInnis	Joint Official Liquidator
Date		Name	Title
___________________

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
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